March 16, 2009

Bruce S. Rosenbloom
Chief Financial Officer
PetMed Express, Inc.
1441 S.W. 29th Avenue
Pompano Beach, Florida 33069

Re: PetMed Express, Inc.
Form 10-K for the Year Ended March 31, 2008
Filed June 3, 2008
File No. 000-28827

Dear Mr. Rosenbloom:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where it requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K filed on June 3, 2008

Item 11. Executive Compensation

Compensation Discussion and Analysis, incorporated from page 15 of the proxy statement

1.   We note your response to prior comment 1 regarding your benchmarking of the aggregate level of executive compensation, as well as the mix of elements used to compensate your executive officers. Please revise to provide the following additional information.

- Please disclose the specific "mix of elements" of compensation that you benchmark.
- For the aggregate level of executive compensation and each specific element which you benchmark, please disclose how your compensation compares to the benchmarked companies. Additionally, disclose whether elements of any of your Named Executive Officer's compensation were adjusted based on the comparison with the peer companies.

2.   We note your response to prior comment 2 regarding the individual and corporate goals set by the compensation committee. Please revise to provide the following additional information.

- Please revise your discussion of your Chief Financial Officer's goals to disclose the specific minimum and/or target goal(s) established for each general goal you disclose. For example, please disclose the amount of net revenue, amount of operating profit, the percentage of general and administrative expenses as a percentage of sales and the percentage or numerical standard set to measure employee turnover.
- Additionally, you should describe the committee's analysis as to whether, and to what extent, each of these goals were achieved. It appears that each of the above goals was rated quantitatively on a scale from 1 to 5. Please disclose the final rating for each goal. To the extent that each Named Executive Officer received an individual rating related to the Qualitative Review, each officer's rating should be disclosed.
- We note that you state that based on the final ratings, the company awards a percentage increase in salary at a previously determined amount. Please disclose the predetermined amount and the percentage increase in salary established for each rating.
- It appears that stock based compensation is determined in a similar manner. Please provide more information regarding the determination of the size of the stock awards. For example, if the size of the stock award is based on the final rating, please disclose the number of shares established for each rating.
- Please disclose the specific company-wide goal determined by management for the annual bonus and whether the bonus was increased based on achievement of these goals.
- Please disclose the minimum bonus established for your Chief Financial Officer.
- We note that you amended your employment agreement with your Chief Executive Officer on February 27, 2007. Please confirm whether the "in-depth review of the benchmarking data" was done in the same process and used the same peer companies that the committee used to establish 2008 compensation. If there were differences in the process and/or peer companies, please describe the differences.
- Please provide specific information about the financial and strategic goals that your Chief Executive Officer met or exceeded when the terms of his current employment contract were determined.

Executive Compensation, incorporated from page 18 of the proxy statement

3.   We note that your summary compensation table only includes executive compensation for your fiscal year ended March 31, 2008. Please revise to provide the information for all required years. See Item 402(c)(1) of Regulation S-K.

Item 15. Exhibits and Financial Statement Schedules, page 48

4.   We note your response to prior comment 4 regarding your employment letter dated May 30, 2001 with Bruce S. Rosenbloom, your Chief Financial Officer. Please note that we will not be able to clear this comment until a copy of this agreement has been filed.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provide any requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

You may contact Jennifer Riegel at (202) 551-3575, Suzanne Hayes at (202) 551-3675 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director